SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

POLSKA TELEFONIA CYFROWA ANNOUNCES CHANGES IN THE SUPERVISORY BOARD AND DECISIONS OF THE ORDINARY MEETING OF SHAREHOLDERS

Warsaw – June 13, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced the following change in its Supervisory Board.

Mr. Uli Kühbacher was nominated to PTC’s Supervisory Board by T-Mobile Deutschland GmbH, effective June 12, 2003. He replaces Mr. Gerd Kareth, who had been a member of PTC’s Supervisory Board since June 22, 2001.

According to the terms of PTC’s shareholder agreement, four board members are nominated by Elektrim Telekomunikacja Sp. z o.o., two by T-Mobile Deutschland GmbH, two by MediaOne International B.V. (a member of the Deutsche Telekom Group) and the ninth member is independent.

The members of the new Supervisory Board are as follows:

1.

Dariusz Oleszczuk (Elektrim Telekomunikacja Sp. z o.o.)

2.

Michael Günther (MediaOne International B.V.)

3.

Jacek Trela (independent)

4.

Fridbert Gerlach (MediaOne International B.V.)

5.

Uli Kühbacher (T-Mobile Deutschland GmbH)

6.

Michael Picot (Elektrim Telekomunikacja Sp. z o.o.)

7.

Philippe Houdouin (Elektrim Telekomunikacja Sp. z o.o.)

8.

Michael Lawrence (T-Mobile Deutschland GmbH)

9.

Zygmunt Solorz-Żak (Elektrim Telekomunikacja Sp. z o.o.)

The Ordinary Meeting of Shareholders held on June 12, 2003 unanimously approved the Supervisory Board Report, the Management Report, Financial Statements for the Year 2002 and adopted resolutions concerning the acknowledgment of the fulfillment of duties of the Supervisory Board and the Management Board of PTC. The Ordinary Meeting of Shareholders approved resolutions regarding the transfer of the entire net profit for the year 2003 to the Company reserve fund.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

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For further information please contact:

Karol Depczyński
Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

June 13,  2003